UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on nominations to the Board of Directors and Fiscal Council

—

Rio de Janeiro, March 15, 2023 – Petróleo Brasileiro S.A. - Petrobras, following up on the press releases of 02/28/2023, 03/01/2023 and 03/08/2023, informs that it received an official letter from the Ministry of Mines and Energia (MME) presenting, in a supplementary manner, three nominations of candidates for the slate of the Federal Government, as controlling shareholder, for the eight vacancies of the Board of Directors (BoD) whose elections will take place at the next Shareholders’ General Meeting of Petrobras. At the request of the MME, these nominations must be evaluated by the competent bodies of the Company so that, if impediments are found that prevent the continuity of one or more of the other candidates indicated originally, substitutions can be made in a timely manner, without delay in the holding of the Meeting.

The nominated candidates are:

Candidate
Renato Campos Galuppo
Anelize Lenzi Ruas de Almeida
Evamar José dos Santos

In addition, the letter from the MME formalized four nominations for the Company's Fiscal Council (FC), whose elections will also take place at the next Shareholders' General Meeting.

The nominated candidates are:

Candidate	Position
Daniel Cabaleiro Saldanha	FC Member (Main)
Gustavo Gonçalves Manfrim	FC Member (Alternate)
Cristina Bueno Camatta	FC Member (Main)
Sidnei Bispo	FC Member (Alternate)

All nominations, both to the Board of Directors and to the Fiscal Council, will be submitted to the Company's internal governance procedures, observing the Policy for Nominating Senior Management Members, for analysis of legal and management and integrity requirements and subsequent manifestation by the Committee of People, pursuant to article 21, paragraph 4, of Decree 8945/2016, amended by Decree 11048/2022.

Below are the resumes of the nominated candidates.

Renato Campos Galuppo. Mr. Renato Campos Galuppo is a lawyer, a liberal professional in activity since February 2003, with extensive experience in litigation and advisory in electoral, criminal, constitutional and civil matters. He was legal advisor at the Chamber of Deputies (CNE 7, equivalent to DAS 6) from March 2007 to June 2014 and October 2014 to December 2021. Bachelor of Law from the Federal University of Ouro Preto (2002), he specializes in Law Criminal Law and Criminal Procedure Applied by Centro Universitário UMA (2020) and a postgraduate degree in Economic Criminal Law from the Institute of European Criminal and Economic Law of the Faculty of Law of the University of Coimbra/ICCCRIM (2021). He is a member of ABRADEP (Brazilian Academy of Electoral and Political Law), IBCCRIM (Brazilian Institute of Criminal Sciences) and ICP (Institute of Criminal Sciences).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Anelize Lenzi Ruas de Almeida. Mrs. Anelize Lenzi Ruas de Almeida holds a Bachelor's Degree in Law from the Centro Universitário de Brasília (Ceub), a Postgraduate Degree in Public Law from the Centro Universitário do Distrito Federal and a Postgraduate Degree in Public Administration from the Fundação Getúlio Vargas, with study modules including public sector organizations, Negotiations and Public Budget, and completed in 2020 a Masters in Public Policy from the University of Oxford, UK, with study modules including Law, Evidence, Challenges in Public Policy and Economics. In 2006, she joined the Attorney General of the National Treasury, having assumed the position of Attorney General for the National Treasury in January 2023. In 2022, she was Deputy Attorney General for the National Treasury. In 2021, she assumed the position of advisor in the Deputy Office of Economic Policy of the Deputy Chief for Legal Affairs of the Presidency of the Republic. Between 2020 and 2021, at the Advocacy-General of the Union, she served as a consultant to the Union, responsible for information from the President of the Republic in concentrated constitutionality control actions related to tax law, financial law, economic law, as well as processes whose merits she takes care of. of disciplinary law. In 2019, at the Attorney General of the National Treasury, she took over as Chief of Staff of the Attorney General. In 2017 and 2018, she served in the General Coordination of Financial Affairs, advising on tax and financial law and assisting bodies of the Ministry of Economy, in particular the National Treasury. Between 2014 and 2017, she was Deputy Attorney General for the Union's Active Debt, participating in the national coordination of recovery strategies for credit registered under DAU and FGTS Active Debt, and in the planning and definition of strategies to improve the efficiency of debt recovery. registered credit. Between 2009 and 2013 she was Chief of Staff to the Attorney General. In 2009, she served as Chief Prosecutor for the Union's Active Debt in the PRFN 1 Region. Between 2007 and 2009 she was Chief Prosecutor of the PFN / DF (interim). In 2006, she was Attorney at the National Treasury in Amazonas. Between 2003 and 2006 she worked at the Federal Regional Court of the 1st Region, in Brasília, as a Judiciary Technician (mid-level), Official of the Judge's Office. Between 2000 and 2003, she was a Judiciary Technician (mid-level) at the Center for Judicial Studies of the Federal Justice Council, in Brasília. Since 2021, she has been a member of the Supervisory Board of Serenas - a non-profit, non-partisan organization to guarantee the rights of girls and women in Brazil (volunteer). In 2022 she served as a volunteer mentor for the Fourth Class of the Alumna Network and on the Board of Reviewers for the Magazine of the Public Ministry of the Federal District and Territories. She was an arbitrator for the VI Tax Moot Brasil. Between 2016 and 2018, she served on the Board of Directors of Caixa Econômica Federal. Between 2014 and 2016 she was a member of the Fiscal Council of Caixa Econômica Federal. Between 2011 and 2013 she was a member of the Fiscal Council of Banco do Brasil. She participated in public hearings in the Chamber of Deputies on the recovery of public debts registered in the Union's Active Debt and the impact on social security reform, Tax evasion and Discussion on the proposal of the new Tax Execution Law.

Evamar José dos Santos. Mr. Evamar José dos Santos holds a Bachelor's Degree in Business Administration from FACE-FUMEC and a Graduate Degree in Finance and Public Accounting from FACE-UFMG. Since 2017 he has been working as a financial advisor. In the public sector, he was a public servant, with 37 years of services provided in the Legislative Assembly of the State of Minas Gerais (1980 to 2017) with experience in various positions and managerial functions: (i) Deputy General Manager (March/2011 to November /2017); (ii) Infrastructure Officer (June/2007 to March/2011); (iii) Deputy Director General (May/2001 to June/2007); (iv) Special Advisor to the General Director (August/1998 to May/2001); (v) Treasury Manager (FG3) (January/1991 to August/1998); (vi) Accounting Coordinator Manager (Dec/1986 to January/1991); (vii) Special Advisor to the Financial Inspectorate (Feb/1985 to Dec./1986); and (viii) Security Agent (November/1980 to January/1985). In the private sector, he worked at Banco Mercantil do Brasil from 1978 to 1980, was a typist from July 1979 to October 1980 and a clerk from October 1978 to June 1979. Between 2018 and 2020, he was Counselor of the Ethics Committee of COFAL-Cooperativa de Economy and Mutual Credit of Employees of the Legislative Assembly of the State of Minas Gerais. From 2015 to 2017, he served as Administrative Director of PROCON-ASSEMBLEIA. From 2011 to 2015, he was President of the Commission for Works and Building Maintenance of the Legislative Assembly of the State of Minas Gerais. From 1986 to 1988, he was Chief Financial Officer of COFAL-Cooperative of Economy and Mutual Credit for Employees of the Legislative Assembly of the State of Minas Gerais. From 1987 to 1998, he was a Technical Member of the Special Commission for Preparing the Annual Budget Proposal of the Legislative Assembly of the State of Minas Gerais.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Daniel Cabaleiro Saldanha. Mr. Daniel Cabaleiro Saldanha holds a Bachelor's Degree in Law from the Faculty of Law of the Federal University of Minas Gerais, having been awarded the Barão do Rio Branco and Francisco Brant Awards. Master and Doctor in Law also by this institution. State Attorney of Minas Gerais. He was Deputy Secretary for Institutional Relations of the Government of the State of Minas Gerais

Gerais and Chief Prosecutor of the Strategic Claims Prosecutor's Office. His lattes curriculum can be found in full at the following address: https://lattes.cnpq.br/6916399898317814.

Gustavo Gonçalves Manfrim. Mr. Gustavo Gonçalves Manfrim holds a degree in Economics from the Faculty of Economics, Administration and Accounting at USP and a Master's Degree in Economics and Finance from the Federal University of Santa Catarina (UFSC). He holds an MBA in Finance from IBMEC and a Specialization in Public Policy and Government Management in the Energy Sectors from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio). Currently, he is Special Adviser in the Special Adviser on Economic Affairs of the Ministry of Mines and Energy. Between July 2020 and December 2021, he served as Undersecretary for Energy at SECAP, of the Ministry of Economy, in the coordination and execution of Ministry actions related to the management of policies to promote competition in the energy sector. Between August 2016 and July 2020, he was General Coordinator for energy, oil and gas at the Secretariat for Fiscal Studies, Energy and Lotteries of the Ministry of Finance – COGEN/SEFEL/MF, acting in the coordination and preparation of studies to support the Ministry and the Government in formulating public policies for the energy sector, focusing on economic, competitive and regulatory aspects. Between March 2012 and August 2016, he was manager of sectoral affairs at the National Treasury Secretariat, responsible for advising and carrying out studies with an economic-tax focus on the electricity and oil sectors. Between April 2007 and March 2012 he was a Finance and Control Analyst at the National Treasury Secretariat, advising and carrying out studies with an economic-tax focus on the electricity and oil sectors. Between June 2005 and April 2007, he was a Regulation Specialist at the National Telecommunications Agency, working with tariff regulation for public services. He participated in the Supervisory Board at Centrais Elétricas do Norte do Brasil-Eletronorte (2014-2016) and Cia de Águas e Esgotos do Rio Grande do Norte-CAERN (2011). He was a member of the Board of Directors of Cia de Armazéns e Silos de Minas Gerais – CASEMG (2012-2013).

Cristina Bueno Camatta. Mrs. Cristina Bueno Camatta graduated in Law from the Federal University of Minas Gerais. Currently, she is the Federal Police Delegate of the Federal Police Department, Head of the Social Communication Sector of the Regional Superintendence of the Federal Police in Minas Gerais and Deputy Head of the Regional Representation of Interpol in Minas Gerais. She has experience in the area of law, with an emphasis on public law.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Sidnei Bispo. Mr. Sidnei Bispo holds a degree in Electronic Engineering from Escola de Engenharia Mauá – SP and a postgraduate degree in Business Administration from FGV-SP; has specialization in Strategic Planning and Public Policies by ADESG-USP – Assoc. of the Graduates of the Superior School of War/USP. He is a specialist in Electronic Security by MAGAL / Israel, in Telecommunications by FAAP / SP and in Energy Efficiency by CEMIG. He holds a specialization in Enterprise Risk Management from the University of Chicago. He has training as Board Member and Fiscal Councilor by IBGC- Instituto Brasileiro de Governança Corporativa-SP and by FDC-Fundação Dom Cabral – BH. Training as a Judicial Mediator by the CNJ of Paraíba. In progress, Specialization in Board of Directors by Fundação Getúlio Vargas. He currently holds the position of Engineering Director at Furnas Centrais Elétricas S.A., responsible for the areas of design and implementation of generation solutions (hydro, wind and photovoltaic) and for engineering solutions in transmission lines and substations. Responsible for the Innovation Project in Green Hydrogen Generation for the sectors of metallurgy, steel, mobility and agribusiness. He is responsible for the area of environmental licensing for projects and installations, coordinating all management actions and monitoring of environmental constraints of the projects. He is responsible for the implementation of works and solutions worth more than R$6 billion for the period from the 23rd to the 27th. He serves as Board Member of the companies Brasil Ventos S.A. (renewable energies) and Empresa de Energia São Manoel S.A. (Hydroelectric Plant). In the public sector, he held positions of: Municipal Secretary of Planning and Coordinator of the Budget and Financial Coordination Board in the city of Ipatinga - MG (2021), in the same way he was Municipal Secretary of Planning in the municipality of Santa Rita in the state of Paraíba-2017 /18; Municipal Secretary of Planning and Management of the Municipality of Belo Horizonte-2014/16; representative of the mayor of Belo Horizonte on the Metropolitan Development Council of the RMBH; Member of the Board of Directors at PBH Ativos S.A and at URBEL - Urbanizadora de Belo Horizonte, and as Member of the Fiscal Council at Belotur (municipal tourism and culture company), BHTrans (municipal urban mobility company), Prodabel (municipal data processing company) , Odilon Behrens Hospital (state reference municipal hospital) and Sudecap (capital development superintendence) between 2012/16. He was Superintendent of Autarquia SLU – Superintendence of Urban Cleaning of BH-2012/14 and Director of Networks and Voice at Prodabel – Company of Informatics and Information of BH - 2012. In the private sector, he served as professor and coordinator of postgraduate courses in Strategic Planning and Public Management. He held several command and management positions: Energys8 S.A.-2011 (wind and solar renewable energies) – executive director, carrying out the 1st photovoltaic energy R&D project in partnership with Chesf for the city of Petrolina; Senergy Sistemas de Energia Ltda-2007/11 (company SIEMENS) – software development company for managing electrical quantities, having served as president, vice president and technical director; Nansen S.A. – MG-2007/11 (energy measurement) – worked on the company's diversification into the oil & gas sectors, occupying the position of new business director; Soluziona S.A.SP – Infrastructure and Security Division-2004/07 – served as executive director of the Business Unit for electronic security solutions focused on the energy sector, with emphasis on the implementation of detection systems and the fight against intrusions for nuclear power plants Athucha I and II; High Security S.A.-2002/04 – executive director for the structure of electronic security solutions for ports, airports and power plants; Construtel Projetos e Construções Ltda-SP-1989-2002 – managing director of the São Paulo business unit, responsible for implementation projects and maintenance of telephone line networks and cellular and telecommunications systems; Brasilinvest Informática e Telecomunicações S.A.-1987-89, served as technical and market director. He was chief engineer of the nationalization projects for Electronic PABX and Key-systems systems and equipment at Nec do Brasil S.A – 1978-1989. He served as a member and director of several class associations, highlighting the ADESG-SP - Association of Graduates of the Superior War School and in some Thematic Councils at Fiemg.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer